UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29259 / April 27, 2010

_____

In the Matter of   :
                                                                            :
PIONEER BOND FUND   :
PIONEER HIGH YIELD FUND   :
PIONEER IBBOTSON ASSET ALLOCATION   :
        SERIES   :
PIONEER SERIES TRUST VI   :
PIONEER SERIES TRUST VII   :
PIONEER SHORT TERM INCOME FUND   :
PIONEER STRATEGIC INCOME FUND   :
PIONEER VARIABLE CONTRACTS TRUST   :
PIONEER INVESTMENT MANAGEMENT, INC. :
60 State Street   :
Boston, Massachusetts 02109-1820   :
                                                                            :
(812-13727)   :
_____ :

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

Pioneer Bond Fund, et al. filed an application on December 10, 2009 and an amendment to
the application on March 26, 2010, requesting an order under section 6(c) of the
Investment Company Act of 1940 (the "Act") granting an exemption from rule 12d1-2(a)
under the Act. The order would permit registered open-end investment companies relying
on rule 12d1-2 under the Act to invest in certain financial instruments.

On March 31, 2010, a notice of the filing of the application was issued (Investment
Company Act Release No. 29198). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered, and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act by Pioneer Bond Fund, et al. (File No. 812-13727) is granted, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary